February 19, 2019

Laurence Cooper
Chief Executive Officer
ZIOPHARM Oncology, Inc.
One First Avenue, Parris Building 34, Navy Yard Plaza
Boston, Massachusetts 02129

       Re: ZIOPHARM Oncology, Inc.
           Registration Statement on Form S-3
           Filed February 7, 2019
           File No. 333-229555

Dear Mr. Cooper:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance